UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ECD Automotive Design, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

27877D104

(CUSIP Number)

Thomas Ashley Humble

c/o ECD Automotive Design, Inc.

Unit 107 – 4930 Industrial Lane

Kissimmee, Florida 34758

Tel: (407) 483-4825

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 27877D104

1. Names of Reporting Person. Thomas Ashley Humble
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Florida, US

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,280,000
8. Shared Voting Power 0
9. Sole Dispositive Power 5,280,000
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,280,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 16.6%
14. Type of Reporting Person (See Instructions) IN

CUSIP No. 27877D104

1. Names of Reporting Person. The Thomas A. Humble Revocable Trust, Dated June 27, 2018
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Source of Funds (See Instructions) OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization Florida, US

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 5,280,000
8. Shared Voting Power 0
9. Sole Dispositive Power 5,280,000
10. Shared Dispositive Power 0

11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,280,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13. Percent of Class Represented by Amount in Row (11) 16.6%
14. Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer.

This statement of beneficial ownership on Schedule 13D (this “Statement”) relates to the common stock, par value $0.0001 per share ( “Common Stock”), of ECD Automotive Design, Inc., a Delaware corporation (the “Company” or the “Issuer”). As of December 12, 2023, the Issuer had 31,874,663 shares of Common Stock issued and outstanding, as disclosed in the Issuer’s Form 8K filed with the SEC on December 18, 2023. The principal executive office of the Issuer is located at Unit 107 – 4930 Industrial Lane, Kissimmee, Florida 34758.

Item 2. Identity and Background.

(a)	This Statement is jointly filed by Thomas Ashley Humble and The Thomas A. Humble Revocable Trust, Dated June 27, 2018 (the “Reporting Persons”).

(b)	The business address of the Reporting Persons is c/o ECD Automotive Design, Inc., Unit 107 – 4930 Industrial Lane, Kissimmee, Florida 34758.

(c)	Thomas Ashley Humble has voting and dispositive power over the shares owned by The Thomas A. Humble Revocable Trust, Dated June 27, 2018. The principal business of The Thomas A. Humble Revocable Trust, Dated June 27, 2018 is a holding trust of its passive investment.

(d)–(e)	During the last five years, the Reporting Persons have not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Thomas Ashley Humble is a citizen of the United States. The Thomas A. Humble Revocable Trust, Dated June 27, 2018 is a Florida trust.

Item 3. Source and Amount of Funds or Other Consideration.

On December 12, 2023, ECD Automotive Design, Inc., formerly known as EF Hutton Acquisition Corporation I (the “Company” or the “Issuer”), completed the business combination (the “Business Combination”) contemplated by the merger agreement, dated as of March 3, 2023 and amended on October 14, 2023 (the “Merger Agreement”) by and among the Company, Humble Imports Inc, d/b/a ECD Auto Design, a Florida corporation (“Humble”), ECD Auto Design UK, Ltd., an England and Wales corporation, EFHAC Merger Sub, Inc., a Florida corporation (“Merger Sub”) and wholly-owned subsidiary of the Company, and Scott Wallace, as the Securitiyholder Representative.

In connection with the Business Combination, The Thomas A. Humble Revocable Trust, Dated June 27, 2018 received 5,280,000 shares of the Issuer’s Common Stock in exchange for the 5,280,000 shares of common stock of Humble previously owned by The Thomas A. Humble Revocable Trust, Dated June 27, 2018.

References to and descriptions of the Merger Agreement herein are qualified in their entirety by reference to the Merger Agreement and First Amendment to the Merger Agreement, which are filed as exhibits to this Statement and incorporated herein by reference.

Item 4. Purpose of Transaction.

The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of Common Stock beneficially owned by the Reporting Persons, as reported in this Statement, were received in connection with the Business Combination. The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Thomas Ashley Humble serves as Chief Experience Officer and a member of the board of directors of the Issuer, and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Statement, each of the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons acquired the shares reported herein for investment purposes. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional shares of Common Stock and/or other securities, selling some or all of its shares of Common Stock and/or other securities, or changing its intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer.

(a) - (b)	The information set forth in the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference.

(c)	Except as set forth in this Statement, the Reporting Persons have not engaged in any transaction during the past 60 days with respect to the Common Stock of the Issuer.

(d)	Except as described in Item 3, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons, or the affiliates of the Reporting Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons as reported in this Statement.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3, 4 and 5 of this Statement is hereby incorporated by reference into this Item 6, as applicable.

Lock-Up Agreements

On December 12, 2023, in connection with the Business Combination, the Reporting Persons entered into entered into a company lock-up agreement (the “Company Lock-Up Agreement”), pursuant to which the Reporting Persons agreed, subject to certain customary exceptions, not to sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, shares of Common Stock held by them as part of the Merger Consideration for a period of six (6) months from the closing date.

On December 12, 2023, in connection with the closing of the debt financing transaction, the Reporting Persons entered into a lock-up agreement (the “Debt Lock-Up Agreement”), restricting their ability to sell the Common Stock until six (6) months after the registration statement registering the shares of Common Stock underlying the senior secured convertible note is declared effective.

References to and descriptions of the Company Lock-Up Agreement and the Debt Lock-Up Agreement herein are qualified in their entirety by reference to the Company Lock-Up Agreement and the Debt Lock-Up Agreement, which are attached as exhibits hereto and incorporated herein by reference.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 above or between any such Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
1	Merger Agreement, dated March 3, 2023 by and among EF Hutton Acquisition Corporation I, Humble Imports Inc. d/b/a ECD Auto Design, ECD Auto Design UK, Ltd. and EFHAC Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 6, 2023).
2	First Amendment, dated October 14, 2023, to the Merger Agreement by and between EF Hutton Acquisition Corporation I, Humble Imports Inc., d/b/a E.C.D. Auto Design, ECD Auto Design UK, Ltd., EFHAC Merger Sub, Inc. and Scott Wallace as Securityholder Representative (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 17, 2023).
3	Company Lock-Up Agreement, dated December 12, 2023, by and among the undersigned and EF Hutton Acquisition Corporation I (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2023).
4	Debt Lock-up Agreement, dated December 12, 2023, by and among EF Hutton Acquisition Corporation I and certain securityholders of EF Hutton Acquisition Corporation I and Humble Imports Inc. d/b/a ECD Auto Design (incorporated by reference to Exhibit 10.12 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2023).
5*	Joint Filing Agreement by and among the Reporting Persons.

*	Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2024

/s/ Thomas Ashley Humble
Thomas Ashley Humble

The Thomas A. Humble Revocable Trust, Dated June 27, 2018

By:	/s/ Thomas Ashley Humble
Name:	Thomas Ashley Humble
Title:	Trustee